CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

June 9, 2005

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention:   Mark Webb, Legal Branch Chief
                  Mail Stop 0408

RE:   Brownsville Company
Form SB-2 filed February 11, 2005
File No. 333-122720

Dear Mr. Webb:

In response to your letter of comments dated May 13, 2005, please be advised as follows:

General
  We do not provide page number disclosures. In general, when the document is filed on EDGAR, the page numbers reflected on EDGAR may not be the page number reflected in the comment response letter. The changes are noted in the filing and are easily located by reference to the section of the registration statement.

  The financial statements have been updated.

  An updated signed accountants' consent has been filed therewith as exhibit 23.1.

Fee Table
  The fee table has been corrected.

Summary of Our Offering
  Disclosure for the reason for the increase in liabilities has been provided.

  The net loss has been designated as such.

Securities and Exchange Commission
RE:   Brownsville Company
Form SB-2 filed February 11, 2005
File No. 333-122720
June 9, 2005

Risk Factors
  The last risk factor has been removed.

Revenue
  The numbers have been quantified for each component.

  "Consulting fees" has been deleted and replaced with specific categories.

Employees
  The Company has never had more than 2 employees. If 7 was used, it was in error and has been revised.

Financial Statements

Current Comment #11
  The operating activities are in Canada in Canadian Funds as the functional currency and the reporting currency is the United States Dollars. Accordingly Note 2(h) has been added and is in response to prior comment #35 and current comment #11.

  The wording of subnote 2(h) is as follows:

  "The operating activities are in Canada in Canadian Funds as the functional currency and the reporting currency is the United States Dollars. Monetary assets and liabilities are translated at the current radte of exchange. The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency. Cumulative currency translation adjustments are reported as a separate component of stockholders' equity and not recognized in net income. Gains or losses on remeasurement from the recording currency are recognized in current net income. Gains or losses from foreign currency transactions are recognized in current net income. Fixed assets are measured at historical exchange rates that existed at the time of the transaction.

  Depreciation is measured at historical exchange rates that existed at the time the underlying related asset was aquired."

Securities and Exchange Commission
RE:   Brownsville Company
Form SB-2 filed February 11, 2005
File No. 333-122720
June 9, 2005

  The wording in Note 2(f) to the financial statements has been revised from: "Inventories are stated at the lower of costs or (first in, first out basis)" to: "Inventories are stated at the lower of cost (on the FIFO basis) or market (net realizable value)"

  Response to prior comment #21: Assets purchased were acquired at fair market value of $20,000 for equipment and $5,000 for inventory. The consideration received by Brownsville Company was $25,000 reflected in the aforementioned assets based upon an arms-length purchase. Brownsville Company agreed to issue 250,000 shares which when equated to the purchase consideration of $25,0000 representing $0.10 per share. There is no quoted market value of the shares of Brownsville Company.

  Response to prior comment #22: The disclosure in Note 7 to the financial statements is revised to: "(a) Purchase of Business Assets: On March 31, 2004, the Company entered into an Asset Purchase Agreement with Fraser River Metals Depot Inc. The Company agreed to purchase from Fraser River Metals Depot Inc. an undivided 100% right, title and interest in and to the following Assets at their fair market value. The consideration received by the seller was the issuance of 250,000 shares from the treasury of restricted common stock at a price of $0.10 per share."

  In accordance with SFAS 141 the fair value of the assets received is determinable and there is no quoted market value of the shares of the issuer. The revised disclosure in subnote 7 reflects the information required by SFAS 141.

  Response to prior comment #30: The 250,000 shares had not been issued by the transfer agent of the Company at the financial statements date. The value of the 250,000 shares was based upon the fair value of assets received of $25,000 which then equated to a price of $0.10 per share.

  Lease payments to Fraser River Metals Depot Inc. are disclosed in Note 7(b) and expensed as a separate expense line item in General and Administrative Expenses. The lease payment for the period from April 1, 2004 to September 30, 2004 is $4,915 and for the six months ended March 31, 2005 is $2,377.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: Brownsville Company